Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 5, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (the “Company”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 2, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco conducted an interview and discussed the launching of Pubco.

Transcript of Jack Mallers Interview Podcast with David Lin found at ‘Brink Of Sovereign Debt Crisis’: Why Jack Mallers Is Launching A 42,000 Bitcoin Company, published May 2, 2025

Host: It’s a great privilege to welcome back Jack Mallers, CEO of Strike and now co-founder and CEO of a new venture, Twenty One Capital, that’s backed by a number of companies, including Tether, SoftBank Group. It’s expected to launch with over 42,000 bitcoins, and it’s expected to be. Well, we’ll get Jack to comment on this, but the vision, I believe, is to have one of the largest and most exclusive institutional investment vehicles for Bitcoin. So we’ll talk about that with Jack. And joining me to discuss this is co-host Bonny Chang, host of the blockchain channel Great Channel. Check her out link down below. Welcome, Jack. Welcome back. Thanks for being here David.

Jack Mallers: Thanks for having me back brother. Good to see you and Bonny. It’s a pleasure and honor to meet you. I’m excited to chat with you both. Let’s do it.

Host: Awesome. Super excited. So okay first question. I’ve watched so many of your interviews, and you said in one of your interview that US dollar’s purchasing power can only go down over time, and US is forced to weaken its currency. Do you think this alone will naturally push the world toward Bitcoin as a shared global money. Or does it take major financial crisis or war to trigger that shift?

Jack Mallers: Yeah, I think that money is competitive in a free market to serve a particular purpose. Money is a market good. Just like a cheeseburger. Just like an airplane, just like a house. Except money is different in that you don’t consume the market goods. So I acquire a cheeseburger because I need to eat it. I acquire a house because I need to live in it. I acquire an airplane because I need to travel. I acquire money because I need to save store and then later exchange my time, energy, my effort, my labor. And so money serves a very particular purpose within the marketplace. And I believe like any other market good. It’s competitive. And so a dramatic event, like a war, like some political fighting or even the macro environment we’re living in today can greatly expedite a monetary regime change. But I think naturally human beings seek out the best money because it is a technology we invented to solve a very particular problem within the marketplace. And I naturally think something like Bitcoin fulfills a lot of the properties that humans look for in a money to acquire, to save and exchange their time and energy.

Host: And in your interview with Anthony Pompliano, you said Bitcoin has 400 to 500 eggs left in it. Bitcoiners love it. No Coiners probably hate it and call it crazy. What is the rationale behind this number?

Jack Mallers: Yeah, so I want to make sure my lawyers hear me say I’m definitely not making any price predictions on this podcast. But what I do think is interesting is trying to understand what Bitcoin is, what it’s solving for, and the size of the opportunity that it’s going after. Because I think Bitcoin is often unfortunately coupled with the Nasdaq, with the stock market, even with other cryptocurrencies, to where in which I think it’s actually a vastly bigger deal in innovation than how people size it up. My math is, human beings own roughly a little over $900 trillion worth of stuff. So that means currencies, sovereign debt, real estate, precious metals, collectibles, like all of the things that we own. Fine art. Right. It’s about over $900 trillion. Half of that. Humans are using as a savings account. So they have what we call monetized that asset. So they own the house, not to live in it, but to actually save the bonus that they got, or save the inheritance money that they got. They own the art not because they think it’s worth $10 million of art, but because they’re trying to actually save $10 million in persistent through time. So you can roughly estimate that humans are currently trying to save and store and later exchange 400 to $500 Trillion dollars worth of value.

Jack Mallers: And where I see Bitcoin is the ultimate vehicle for humans to store and then later exchange the value we create a lot of what being human is, is an ability to price tomorrow, an ability to lower our time preference, innovate and create value today and bring it with us tomorrow. And money is the technology that enables us to do that. And so when I say Bitcoin is actually the most ambitious technology today, the entire equities market is only $150 trillion. So even if someone like Facebook or Amazon or I were to be the most successful equity ever and soak up all the equities value, it wouldn’t even come close to half of Bitcoin’s opportunity. So when people compare Bitcoin to another cryptocurrency like Ethereum or to another equity like a Tesla, they’re actually vastly misunderstanding the opportunity and the size. That is an amazing money for our species. And so if Ethereum were to become the next Amazon, Amazon is Amazon is only worth $1.5 trillion. It’s a rounding error compared to what Bitcoin is trying to do.

Host: Awesome. Um, before I pass it back to Bonnie, but some shorter term macro trends that have, uh, kind of spooked Bitcoin investors though. I mean, you’re right, longer term there’s a lot of brightness ahead for Bitcoin’s future. But in the first three months of Trump’s presidency, we’ve gotten pretty much nowhere in terms of price appreciation, which is frustrated a lot of Bitcoin bulls because people were expecting the new administration to bring on a new era of new all time highs. But that happened before the election. Were you surprised first and foremost at Bitcoin’s performance year to date?

Jack Mallers: Uh, I would say not necessarily. I think the market what the market got wrong is, uh, post Trump’s inauguration, he was actually liquidity negative, not liquidity positive. But the reason that that was the case goes all the way back to World War two, in my opinion, to understand the macro environment we’re in today, we have to look at monetary history post the world wars. America was the strongest economy and owned the most gold. And so America actually took on the responsibility of being the world reserve currency, effectively exporting its strength through the dollar. And what that did for other economies and other nations that were frankly, decimated, was it provided some form of strength and a relationship for them to grow back? These are Russia, China, Germany, Japan. So being the world reserve currency in the United States, taking on that responsibility, it actually implies things like a deficit. David. Right. Because the world now needs US dollars. It is the medium of exchange. It is the unit of account. It is the world reserve currency. And the United States job is to export dollars to the world. So the United States, instead of producing things locally and exporting those things to other countries, it just exported US dollars and imported real goods and services. So oil, energy, raw materials, manufactured materials like iPhones and microphones and headphones. And so the US was constantly sending out dollars, importing goods and services. So effectively, what we’ve done is we’ve delegated the ability to produce real stuff, like Russia is the greatest natural resource producer in the world. China is the greatest manufacturer in the world. Germany creates the best cars. The US doesn’t create much of anything anymore for this very structural reason except for financial markets.

Jack Mallers: And so the reality is this is not a very sustainable practice. Printing pieces of paper out of thin air in exchange for real goods and services is not a relationship that is to be sustained. It actually was a reaction to a decimating world war. And so what I think we’re living through is the unwind of that. When you see President Trump say things like, we need to fix our deficits, we need to bring back a middle class. We need to bring back a manufacturing class. We need to be able to produce our own stuff is because there is a global trade imbalance happening where China is running a trade surplus of something to the tune of $1 trillion a year. And the US, given this economic alignment globally, has racked up over $35 trillion worth of debt. And there are no marginal lenders to the United States anymore. We’re on the brink of a sovereign debt crisis. And so I think that there’s a lot of volatility and there’s a lot of trade flow reordering that we’re living through today. And investors trying to predict when these things are liquidity positive liquidity negative, negative how the volatility is going to impact certain structural markets. It’s a very dangerous game to play. I think investors were probably caught offside for the first three months of Trump’s inauguration because he’s been so pro-business, so pro-growth, so pro deregulation that they probably got ahead of their skis. But now we’re starting to really understand how the world needs to realign the impacts of that. And just the true power that a fixed supply asset like a gold or a Bitcoin could have in a portfolio.

Host: If I could just drill down a little bit deeper and talk about the things or assets that actually drive the Bitcoin price, take a look at my screen here. People have commented on the correlation between Bitcoin and the stock market. Let me just share my entire screen and can you guys see my screen? There we go. This is the Bitcoin price. Let me just overlay this with SPX. Uh generally speaking over the last five years I believe the correlation coefficient is close to 70%. People have commented in early April after Liberation Day when tariffs were announced that the correlation broke down momentarily when Bitcoin went up while the stock market went down. Uh, they both re converged since then. Uh, so that’s one narrative. The other narrative is per people like Lyn Alden who’s done research on this, the Bitcoin price is more correlated with the global M2 money supply. So liquidity is a better barometer of Bitcoin’s price action than actually what’s going on with the stock market. Can you just evaluate both of these statements?

Host: Yeah, I actually.

Jack Mallers: Agree probably more with Lynn. I think that listen, uh, this microphone I’m talking to you with is correlated to the stock market. My coffee mug here is correlated to the stock market. Everything has gone up in dollar terms. And so being correlated to the stock market just means you’re appreciating against a currency that’s being devalued. So I think it’s too grandiose of a statement to take seriously. The reality that I think is absolutely true is Bitcoin is the most accessible liquid smoke alarm for fiat liquidity. My general mental model individually is that Bitcoin equals technology plus fiat liquidity. It equals the technological advancement of things like cryptography, distributed networks, plus the more fiat currency units that need to be issued for governments to remain solvent and the existing financial system to transition to something new. And so I think Bitcoin is most sensitive to global liquidity. But so is the stock market. Like David, if we were to go back to the macro environment, I just laid out where countries like China are living in $1 trillion annual trade surplus. That capital can’t be invested locally. That capital has. Because if you’re looking to be competitive in exports, you can’t have a powerful, strong local currency. So when China is making profits in global trade, they have to invest it outside of the country. And a lot of that trade surplus has found itself in the US stock market in US real estate.

Jack Mallers: So this is why us, you know, um, US dominance and US exceptionalism has been funded by the trade surplus of our global peers and the fact that US assets are so inflated in price and that there’s such a difference between the wealth gap and the lower class and the upper class. It’s all a result of the current economic relationships and world reserve currency status and so on and so forth. So I think these things are all generally correlated to fiat liquidity. And unwinding from that is going to be very dangerous. I think the Nasdaq, for example, I do expect Bitcoin to potentially de-correlate in the future because, you know, if trade, if trade surplus from China isn’t finding itself in the Nasdaq, that’s the only reason people were paying 50 times earnings for companies 50 times earnings is irrational. It was very irrational economic behavior that was happening. So Bitcoin is not a stock. Bitcoin is not priced on earnings. Bitcoin is not priced on trade surpluses from foreign partners. And so I do I do think that right now everything is tied to liquidity. But we’re returning to fundamentals. A lot of the irrational behavior can’t sustain itself for very much longer. And that’s the volatility we’re seeing today.

Host: And you said um, money is really just a way to store human time and energy. So if I complete this task I get $1,000, $10,000. So if Bitcoin keeps growing as a store of value, how do we how do we value both in terms of human capital and how we price traditional assets like stocks or real estate? How does it reshape our view?

Jack Mallers: Yeah, well, I think the most important innovation that Satoshi came across with Bitcoin is the proof of work concept. It makes Bitcoin energy money. So to your point, I view money as time and energy and an abstracted form. It is the market representation of our effort, our labor, our time, our energy, our contribution, our work. And so you want your money to have a direct relationship with energy component. An exaggerated way to explain this is if your money doesn’t have a relationship to work and energy, and you can just print it out of thin air, then it’s highly inflationary. It could be debased. It’s a bad store of value. So when you have an energy based money that actually is protective and applies physical constraints to its ability to inflate and be receptive to an onslaught of demand, it actually allows us humans to lower our time preference to be more future oriented. If you are not so panicked to think, how am I going to be able to afford this house? How am I going to be able to afford this vacation? If you are given more confidence and an ability to save in future, plan for yourself, then society gets generally better. I think money, a weaker money means a weaker society, a stronger money and a harder money. Harden. How hard is it to produce more units of the money represents a stronger, harder society that’s more future oriented and can plan better for tomorrow.

Host And you own $0, right? You said in one of your interviews. What does that look like? Running businesses?

Jack Mallers: Um, well, that’s for me personally. But I mean, my philosophy there is pretty straightforward is that why would I own something that I believe is structurally designed to go down versus why? How much would I want to own if something that I believe is structurally designed to outperform because of its scarcity property? And the answer is, I wouldn’t want to own much if any, of the thing that has historically only gone down. And of the thing that’s been historically the most performant, I want to own as much as I possibly can. And so I use products, actually, that Strike has built like I can get my paycheck in Bitcoin. With Strike, I can pay my bills with bitcoin and Strike I can borrow against my bitcoin. So in the event that I need fiat liquidity, I can actually get a loan against my bitcoin with Strike as opposed to have to sell and part with my bitcoin. So we’re seeing financial products that are making bitcoin more useful and allowing you to finance different parts of your life, while retaining and saving in a money that is designed to be protective of your time and energy, as opposed to extort it and take advantage of it.

Host: Yeah, but, uh, you know, who doesn’t agree with you is Peter Schiff, who you’ve debated on my show on a number of points. First, on the fact that Bitcoin’s value is derived from the, uh, things that you talked about. Bitcoin has no value. It’s driven by hope and, um, and expectations, basically just thin air. But the second point is that risk isn’t the same as volatility, because we were talking about how we can measure the risk profile of Bitcoin and Bitcoin being an asset with a very high standard deviation is considered risky by traditional finance terms. So how do you reconcile that difference between risk and volatility in Bitcoin?

Bonny Chang: Yeah. Well I think.

Jack Mallers: What market participants need to understand is volatility is a prerequisite to performance. Um, it’s a it’s a necessity if I need to David. If I walk into a building and I enter the lobby on the first floor and I need to get to the penthouse, my, my journey there up the elevator is inherently volatile. I’m moving directionally up. Now, we could bounce around a few floors, but if I’m going to go from the zero floor to 100th floor, my journey has to be volatile. It’s it’s physics. The analogy that I like to tell my, my childhood friends is if you were to walk into a doctor to get your vitals checked and they were to say, Jack, I’m so sorry, but your heart rate, there’s no volatility. You know, you know, you know, your heart monitor is do do do do. It’s bouncing around. It means it has life. It means it’s beating. If my heart had zero volatility, I’d be dead. And so volatility is life. Volatility is a prerequisite to performance. And so you know financial markets have invented things like the Sharpe ratio which is it’s a ratio that represents how much am I getting compensated for the volatility. If you’re whipping me around like a rag doll, but I’m not getting any performance on whatever I’m holding, well, then it’s not worth getting whipped around like that.

Jack Mallers: But if you’re putting me through volatility, but I’m getting the best performing thing in human history, then there’s probably room for that in your portfolio. Now do you want to go $0 all in like me? That’s up to you. But the idea that volatility is the same as risk is not true. Volatility is an ingredient in success. Risk is the idea that the Bitcoin network can outright fail as a technology and everything get marked to zero. And I would say under that definition, Bitcoin is one of the least risky things you can own, because you can own it without any counterparty risk. I can own it without having to trust anyone but math. So if my bet is that math isn’t going to get marked to zero due to a failure, I’m cool with that risk. And then it depends how much of the volatility are you willing to stomach given your portfolio. But you know, the fact that it has volatility means it’s alive and it can be successful. Zero volatility would be a dead heart.

Bonny Chang: You were just talking about counterparty risk. So for an average person holding one BTC feels a lot scarier than keeping 100 K in a bank because the risk of losing the private key or the hacks is a lot scarier, right? How do you think we can fix that?

Jack Mallers: So I think one of the most important properties of Bitcoin is that you can use it on your own terms. It doesn’t imply that you have to use it on your own terms. So it enables a truly free market where someone can act as self-sovereignty as they want, or trust an institution as much as they want. You’re more than welcome to open a Strike account, and I’ll hold your private keys for you. Now, I don’t necessarily advocate that as the direction society should be grinding towards, but if that is where you are today, there are businesses and services that offer that product. I do fundamentally believe that if we’re going to restore any sense of harmony to society, it’s going to rest on the idea of personal responsibility again. I do think that society has found a level of comfort that’s disadvantageous to human harmony, which is, you know, it depends on who gets elected. If I’m happy, it depends on the stock market. If I can afford my home, it depends on what they’re serving in McDonald’s, if I’m going to be overweight or maintain weight. And restoring personal responsibility and society again, I think is foundationally important. No one’s going to care more about you than you, and no one owns the outcomes of your life more than yourself. And so I do want to encourage the idea that owning your own property, owning your own money, owning your own time and energy in a self-sovereign way, I believe is in the best interest of every individual, every business, every country, every anyone. But you don’t have to use it that way. Bitcoin is the only asset that gives you the freedom of choice to the degree in which it does.

Host: Okay. Um, just on one more question on Bitcoin and then we’ll move on to Twenty One Capital. So on the Sharpe ratio aspect, you’re correct in the sense that Bitcoin’s Sharpe ratio has dramatically outperformed that of other assets over the last ten years. If you just take a ten year time horizon, the Sharpe ratio of Bitcoin is higher than stocks S&P gold and and bonds. And so knowing this and knowing that financial institutions and traditional fund managers like care about the risk adjusted returns. Why is their allocation to this particular asset not higher than perhaps you might think it is given it’s Sharpe ratio?

Host: Well, I can’t tell if you’re.

Jack Mallers: Just ingeniously leading us into the 21 segment, David, but I.

Host: Perhaps that’s the plan, but I can’t comment.

Jack Mallers: I believe, uh, I believe that their allocations will grow. I think people overestimate what can be done in a short amount of time, and underestimate what can be done in a long amount of time. I think people are always eager to predict that the world is going to change in the next 24 hours, and the gravity to which it can change in the next 24 hours. And they underestimate how much can be done in a year, in a decade. And so I think the size of these institutions, how they’re governed, the bureaucracy that’s involved in changes, it just takes a second. But a lot of what I see personally is a growing demand from institutions and a massive appetite for Bitcoin in the capital markets, and I think their position sizing is only growing.

Host: So why don’t we just talk about this new development. And I’ll let you kind of just tell the story here. So this is from FTX, but it made the news all over the news. You’re on Bloomberg last week talking about this. Cantor Strikes $3.6 billion crypto deal with SoftBank and Tether. Uh Brandon Lutnick son of U.S. Commerce Secretary Howard Lutnick, is partnering with SoftBank, Tether and Bitfinex on a Bitcoin acquisition vehicle to capitalize on the currency revival under President Trump. This is called Twenty One Capital. You are the co-founder and CEO. Just tell us about the genesis of this idea leading up until this announcement. The vehicle will launch with 42,000. Bitcoin is going to be one of the largest treasuries in the world for Bitcoin. How did you get Lutnick and SoftBank and Tether and Bitfinex all together on this.

Jack Mallers: Yeah. You know this is the first podcast I’ve done in any long form since.

Host: I.

Host: Appreciate.

Host: It. And we’re honored to have you here. Yeah.

Jack Mallers: So I actually am really excited to tell, you know, some of the founding story. This is the first time I’ll be able to share it in a more public forum. Um, so for the audience, Twenty One exists purely to give the world a new kind of public company, one that’s built entirely around Bitcoin. We consider ourselves one of, if not the most pure play public equity or attempting to become a public equity in the market. The founding story. So I co-founded the business with Tether. Uh, just so everyone knows, I’ve been friends with Tether for a very long time. Uh, I don’t think people know I’ve been in Bitcoin for almost 13 years. Um, I believe the some of the Tether and Bitfinex founders have been in Bitcoin longer than I have. So we’ve been friends just because, David, there weren’t that many people in Bitcoin that long ago. You know, the meetups with free pizza and beer, um, where you were buying, uh, Papa John’s pies just to see if anyone else in your neighborhood was into Bitcoin. There were only 9 or 10 people at those meetups. So I’ve known the Tether folks for a really long time. I think, uh, our most famed overlap is El Salvador. I was obviously a material part of that story and the legal tender law. And then Tether is now headquartered there, domiciled there.

Jack Mallers: They’ve become a material part of El Salvador’s Bitcoin journey as well. And so I would say Tether and I have always philosophically aligned on what this technology means. We both serve products in emerging markets like Africa, like Latin America. So we’ve been very philosophically aligned and been friends for a very long time. I would say 4 or 5 years ago when Michael Saylor started MicroStrategy and his pivot into Bitcoin, I mean, we were both we were inspired. We were just in awe. I mean, Bitcoin inspires some of the most creative thinking I’ve ever seen. It was so brilliant. It was so clever. It was so powerful of a concept. And as Bitcoiners we were like, let’s go, this is amazing. And I would say maybe a few years go by, maybe 1 to 2 years ago. That slightly started to change from, wow, this is so cool. How fun is this as bitcoiners to hey, you know, there’s a lot of growing institutional demand for Bitcoin that we as OG Bitcoiners could have only dreamed of. There’s a massive capital markets appetite for Bitcoin, and we were maybe underwhelmed is not the right way to say it. But we we thought Bitcoin could be represented in the capital markets in a different and potentially better way. And that was more recently when we’ve seen a lot of MicroStrategy esque businesses. They’re a bit smaller cap.

Jack Mallers: All of these companies are pivoting from a prior business, a business that maybe wasn’t working, a business that was maybe failed. Not a lot of the leadership teams have experience in Bitcoin, have built high margin, high growth cash flow generating products have contributed to the protocol. And so as we saw ETFs get approved, as we saw Bitcoin continue to march on as an institutional grade asset. Our our conversations over the campfire so to speak, started to change from wow, isn’t this fun to follow as a bitcoiner to hey, you know, we think maybe we can provide what the capital markets need, in our opinion and the appetite that they’re building, and it got to a point was who better than us? Who better than myself, than Tether? People that are Bitcoiners know how to build and work in this industry and feel like we have the blue chip credibility and can bring some startup upside to the capital markets in a very pure play way. And so we sat around the analogous campfire and we were like, what should we call it? And I loved the name Twenty One because XXI, the ticker was available Twenty One in Roman numerals. And so I said, I really like this name because again, we are a Bitcoin business. We’re founded as such. We’re not pivoting, we’re not rebranding. We’re not trying.

Host: To find Twenty One .

Host: Million Bitcoin cap.

Host: Is that the Twenty One million?

Jack Mallers: Yes yes. And I thought I thought it was very adjacent and clever and sexy. And again it was Bitcoin. It was Bitcoin. And so then I made mention we were like how much capital should we seed the business with. And if you look at our public filings actually um between Bitfinex and Tether, if you add their initial seeding, it’s 21,000 bitcoin. And so that 21,000 number I was like guys Twenty One is our number. We got you know memes rule the world. We got to go to the market. We’re gonna have 21,000 coins. Our name is going to be Twenty One. Our ticker hopefully if we get approved is Twenty One Roman numerals. And that’s the founding story, is what we wanted to bring to the market. David was blue chip credibility startup upside. We feel like we are big enough to win, small enough to grow. And being a pure play bitcoin company founded by OG technologists in the space that have a lot of prior success in their other businesses. I mean, Tether for sure is probably the most profitable per employee company in the history of our species and Strike on a gross and net profit per employee is is up there with the best of them, if not the best in the Bitcoin space. And so we feel like we can actually extend the Treasury opportunity beyond just buying Bitcoin and actually building on top of it. And so that was the initial founding.

Jack Mallers: Softbank was actually our first outside investor. I don’t know if people know this. And so we got a phone call from SoftBank team and said hey you know we we believe we understand Bitcoin. We understand the thesis. And if we’re understanding what you’re building at Twenty One , it’s you know the furthest to take our dollar a dollar into Twenty One goes far further in theory than in ETF. And we want to get to know the team. And we want to get to know the plan. And it actually was very validating for us as founders of the business because it cemented this idea of we’re bringing blue chip credibility, massive capital partners with a lot of experience and credibility in financial markets with startup upside, with the ability to build technology on top of this asset class, with an ability to accumulate in an accretive Bitcoin per share sense. And so SoftBank joined us and came on board as our first outside investor. And then working with Cantor, both on the banking side and on the Spac side. They’ve been such a forward thinking financial partner on Wall Street when it comes to crypto and to Bitcoin. And so it was a natural partnership for us. And that’s what’s gotten me to this podcast. That’s that’s really a lot of the story. And we’re planning to go to market with over 42,000 Bitcoin at approval.

Host: You are creating some Bitcoin products, right?

Jack Mallers: Yeah. So again I think I would say the opportunity in the market that we saw is there’s a lot of really small caps, small sized businesses that we don’t think are institutional grade or can represent Bitcoin and an institutional capacity. And those are maybe not the micro strategies of the world. And so we wanted to bring blue chip credibility in initial size. So we’re coming to the market with billions of dollars worth of bitcoin a lot of capital behind us in partnerships, access to Wall Street, a lot of experience. We know what we’re doing. But then the startup upside is that, you know, we didn’t see anyone take this Bitcoin treasury opportunity and actually build products. Um, all all we’ve seen is people just buying bitcoin. And as Bitcoin technologists and folks that have contributed to the protocol and helped build this industry, we know where the high margin, high growth opportunities are. We know how to scale and build this technology. And so we’re very excited to take access to the capital markets and to our Bitcoin treasury, which is a unique asset on our balance sheet and actually build and extend beyond just owning. And we think we’re very unique in a pure Bitcoin play that’s going to bring both technology and access to capital markets and accreted Bitcoin per share growth.

Bonny Chang: What can we expect? Anything, any timeline and next steps you can share with us?

Jack Mallers: Um, so I think what everyone should know is that what we announced was a filing in an intent to go public through a Spac merger with Canter Equity Partners, but that has not been approved. And so what we consider our first product is the equity itself. And so we’re very hopeful to launch that first product on a stock exchange. And that’s the ticker XXI. But that has not been approved. And so really a lot of my job today at Twenty One is both working with regulators and partners upon that approval process and trying to educate everyone on the business and get XXI listed on a stock exchange someday. And then also coming and hanging out with you two lovely people and educating the world on why Bitcoin matters and why what we’re doing is different and we think really powerful for those in capital markets that want to participate in Bitcoin.

Host: And if I could just jump in here. So one of the concerns with the with any vehicle, not just yours, but with any institutional level vehicle acquiring large numbers of bitcoin is the issue of decentralization. So you probably heard this a million times already, but I’ll ask it anyway. How can we still protect individual sovereignty and decentralization ethos which is at the heart of owning Bitcoin when you’ve got large entities like SoftBank and Tether, which was previously known for stablecoins but is now going to be known for this as well. How do we protect sovereignty and decentralization when you’ve got 42,000 bitcoins announced on your treasury?

Jack Mallers: Yeah. Well, I think, um, an important piece for listeners to understand is that the way the Bitcoin protocol is designed, you don’t have any more or less influence based on how much Bitcoin you own. Everyone should know that that actually is a proof of stake network. So networks that use proof of stake, You actually grow or lessen in influence depending on how much of the currency unit you own. That’s not true for Bitcoin. So the fact that Michael Saylor and MicroStrategy own as much Bitcoin as they do, that actually doesn’t give him any more outside influence on the protocol itself. So all of the sovereignty and individual rights that the Bitcoin protocol operates and defends within its distributed network retain and remain the same. And that’s a really, really important design of the actual technology itself. So it doesn’t matter how much of a currency unit like Bitcoin someone owns, they don’t have any extra influence. So I’ll open and start with that. And then I think just on the wider question of, you know, Wall Street entering Bitcoin, what does this mean for the project. Isn’t that counter to the ethos of Satoshi? Uh, in my opinion, Bitcoin is a permissionless network.

Jack Mallers: It’s permissionless money. It’s a money that in theory, enemies can use to settle together. And so it’s very in its nature that if anyone wants to buy Bitcoin, they can. Today, we live in a macro environment where Wall Street and fixed income investors, there’s a lot of people that are looking for performance in real terms, and there’s a lot of capital and a lot of money and a lot of demand for something that is inelastic and it’s supply demand dynamics. And so they can buy Bitcoin just like anyone else. I find it a bit hypocritical that Bitcoiners can say I don’t like them buying bitcoin. Kick them out. You can’t kick anyone out of Bitcoin. Bitcoin doesn’t have a ruler or governing body that gets to decide who gets to own it. So it’s very important in the protocol’s design that the way Satoshi built Bitcoin is anyone can come and buy it, anyone can buy as much as they want, and everyone gets the same rules and the same power within the network to enforce and defend those rules.

Host: Okay. And just on the aspect of the, um, the company itself. First of all. Ah, is it going to be are you planning to make it public like it’s going to be like a stock of Twenty One capital?

Jack Mallers: Yeah. So Twenty One what we announced and is a filing. So uh, is a Spac. So we’ve partnered with Cantor Equity Partners and we’ve filed to list our stock on a stock exchange in a public manner. But it is not approved. And it’s super important. The audience knows that we’re in the approval process now. Um, but our goal is to list the stock under ticker XXI publicly on a stock exchange. Yes.

Host: And an investor were to say, well, it’s a pure play acquisition vehicle. The company is going to be, you know, the valuation of this particular listing is going to be based a lot, if not mostly on Bitcoin. Do you plan to hedge at all? Going back to the previous question of volatility, if Bitcoin goes down, you know what investors want you to hedge somehow.

Jack Mallers: Uh, no. So, uh, upon our filing, I encourage everyone to read it if they have the time is, uh, we introduced two new metrics to the financial markets to where in which we want to be judged. The first is Bitcoin per share, and that is to replace the traditional financial market metric earnings per share EPs. And then the other is BR which is a little clever. Play on BR or money printer go BR. But it stands for Bitcoin return rate. And it is to replace a metric like RR. And the reason and in our filing, what we encourage market participants to judge us on is actually in Bitcoin performance. So my mandate and my my goal to our shareholders and to the wider financial markets, David, is to be able to grow our Bitcoin per share. So in a hypothetical sense, let’s say our Bitcoin per share is 0.05 Bitcoin per share. That’s the amount of Bitcoin on our balance sheet on a per fully diluted share basis. Our intent as a company is to be able to work to grow that to 0.6.

Jack Mallers: Bitcoin per share, 0.7 Bitcoin per share. And we want the markets to judge us on being performant in Bitcoin terms. It’s a capital markets vehicle that’s designed to outperform Bitcoin. And so our time horizon with Bitcoin is forever. We don’t ever plan on hedging or selling any bitcoin. And we want the markets to not judge us like our shareholders we believe are bitcoiners. And they just want a growing amount of exposure to Bitcoin. They want the most effective capital markets vehicle to participate in Bitcoin. And so we’ve created these new metrics that actually measure us not in fiat which we think is the old world, but in Bitcoin because we don’t believe we’re here to beat the existing market. We believe we’re here to build a new market and build a new financial system. And we hear a lot about how Wall Street has arrived in Bitcoin with Ebit and with Blackrock. And I would say with Twenty One , Bitcoin has arrived on Wall Street. And we plan on performing in Bitcoin terms and retaining and sticking and promoting to the principals.

Host: Just on BR.

Host: It’s a compounding growth, uh, feature. So here you’ve you’ve announced it on your own YouTube channel. I don’t know, I don’t even know you have a YouTube channel.

Host: But anyway. Um, I guess people should follow Jack Mallers. But, um, you announced this last week. Can you just talk about this slide comparing Twenty One to Spot Bitcoin ETF? I think this is pretty key. Like why should we even consider this.

Bonny Chang: Yeah.

Jack Mallers So when when you invest in Twenty One and you buy a share of the business again hypothetical sense. Our intent is to grow the Bitcoin per share. You’re investing in an operating company. You’re investing in a leadership team to execute. And that leadership in part is me. And what we do is we go out and access capital markets and raise capital in accretive Bitcoin terms. We go out and build partnerships. We go out and build products, build cash flow, all correlated and related to Bitcoin to grow that Bitcoin per share. So our mandate to our shareholders is by owning a share in the company. Our intent is to grow your access to Bitcoin just by being an investor, just by being a shareholder. If you contrast that to a vehicle like an ETF, an ETF is static exposure when you buy Ebit. The Blackrock ETF, you’re not investing in Larry Fink and Blackrock to go out and grow your Bitcoin per Ebit share. If you start with 0.05 BTC in Ebit, you end with 0.05 BTC in Ebit. It is a static exposure vehicle where Twenty One is a business. And so that is what we think is attractive to investors. Into the capital markets is a pure play blue chip credibility with startup upside vehicle in the capital markets. That’s just working at all costs to grow that Bitcoin per share. And in the near term, we’re not really bothered by the BTC USD price because we know if we’re able to grow Bitcoin and Bitcoin goes on to achieve what we believe it can in changing the world that both ourselves and our shareholders will be happy.

Host: Okay. And just kind of linking this to Strike, which you’re currently CEO of. Do you see any, I guess, collaboration or um, uh, sort of merging of features between Twenty One and Strike.

Jack Mallers: No. These are two independent businesses. I mean, the only shared overlap is the desire to promote Bitcoin and support it in changing the world in what we believe is the right direction. But they’re entirely separate businesses. So founder CEO of stripe, co-founder CEO of 21, I’ll run and lead both businesses, but independently. You know, I think where Strike stands and leads and continues to grow is in Bitcoin financial services. So Strike faces the consumer and we provide financial services like a loan, like being able to buy and sell Bitcoin custody your bitcoin move your Bitcoin around the world. And we’re really focused on making Bitcoin more useful and integrated into someone’s everyday life. Like an amazing Strike customer story recently is as we’re rolling out collateralized loans against Bitcoin, we had a customer call and say, hey, my daughter wants to get a house because we’re going to have our first grandchild, but we’re having a tough time making the down payment. Can I borrow against my bitcoin so I can retain our savings and retain this instrument that’s performing at a 4,050% compound annual growth rate, but get access to some of the liquidity so that I can help my daughter out. And that’s the type of stories that Strike enables with its consumer financial services. Twenty One is a totally different business with totally different goals in mind, which is giving capital markets what we believe the ultimate vehicle to participate in Bitcoin and its story. So two independent businesses. The only overlap is Bitcoin and how much each business believes in it on Strike.

Bonny Chang: Help me visualize how are you executing the vision in countries with unstable currencies or weak banking infrastructure?

Jack Mallers Yeah. So Strike. Uh, we consider each region of the world almost as a different product line because you’re right, there’s different markets, different extremities, different conditions. So we have Strike us, Strike EU and Strike UK. Those all operate with the local currency. So we do support the dollar, the euro and the pound natively. And then in some of the markets in Latin America and Africa, the currencies are so weak and our customers don’t even want to hold them to where in which we offer stablecoins. So we actually do offer USDt in those markets. And so some of our products in emerging markets are stablecoin plus Bitcoin. And then some of our products in more developed markets are the local currency plus bitcoin. And at Strike we really pride ourselves on being so customer focused. We try and take the ego out of being a financial services provider, and we don’t task ourselves with predicting the future or knowing what people want. We just shut up and listen, and what our customers tell us. What they want is what we build, and that’s how we’ve become a successful business is just by being egoless and being good listeners. And so what we’ve learned is in the emerging markets, people love stablecoins and in the developed markets, people want higher quality financial services integrated into something like their Chase account and ability to borrow against their Bitcoin and finance a down payment finance, starting a new business, finance an emergency surgery. So different markets in that respect with a similar ethos and product structure.

Host: Do you have any changes to your strategy? Uh, given that, uh, Trump won, I think last time we spoke, you and I was before the inauguration. So I’m just wondering if a more crypto friendly administration has changed the way you do business.

Jack Mallers I mean, listen, there’s just no doubt that an administration that was debunking folks and actively against the industry versus an administration that’s supportive of not only the cryptocurrency space, but more broadly, deregulation, they’re focused on growth. They’re focused on innovation across all tech sectors. There’s just no doubt that that is a better environment for an entrepreneur like myself to build here in the United States of America. But I don’t consider Bitcoin Strike Twenty One . I don’t consider any of it a political trade, meaning it doesn’t really matter who’s in office. It doesn’t really matter what a politician says. I’ll tell you this, David, if if Bitcoin was reliant on Trump saying the right thing, I wouldn’t own it. I wouldn’t own it. And nor do I think a lot of people that own it today would own it. And so I consider Bitcoin apolitical in that sense. It’s been successful no matter who’s been in office. And you know, I’m not taking a stance on left versus right, red versus blue up first down. Um, I think no matter what, there’s a lot of good that can be done with this technology. And Bitcoin will continue to be successful. But no, of course, I mean, the fact that the United States seems to align and understand the potential and power of this technology and how it aligns with American ideals, I think that’s a great thing. As an American, I want to raise my kids here someday, and I’m happy that we’re thinking about the fiscal deficit problems and, uh, and the debt and using something like Bitcoin to incorporate in our plans, I think is exciting.

Host: Well, I’ll give you an example. So the fed as an example recently I believe changed one of their Regulations so that they banks, traditional banks, no longer need to file us, uh, separately with the fed if they want to include crypto products in their lineup. So I think they’re removing one step in the vetting process. So I’m just saying, hypothetically, if we were to get an administration that allows traditional financial companies to basically do what you’re doing right now with Strike, um, would that change your strategy at all? Basically, a more crypto friendly environment also opens up the door to more competition, does it not?

Host: Yeah. Yeah. But I would.

Jack Mallers Say not necessarily. Um, I don’t think what banks and traditional financial institutions are good at is what Strike is good at. Um, you know, I understand from the highest level possible. We both serve finances and more people might know who Chase Bank is more than they know who I am. But in the nitty gritty bolts of actually building a business, I don’t think Jamie Dimon is nearly as good as me at Bitcoin building these type of products, distributing these products, articulating these products. And so, you know, I think you could have made the same case five years ago when I started Strike. And I had every excuse to not build the business. But it turns out it’s a lot harder than it looks. And it takes, you know, a certain type of pioneering and understanding the asset and developing really niche and rare engineering capabilities to pull some of this stuff off. So, you know, for me, it’s, you know, keep your head down, focus on yourself. There’s a lot more you can do with narrowed focus and focusing internally than externally and kind of cheating off everyone else’s homework. So we’ll see. You know, if Jamie Dimon is the best Bitcoin bank next month, I’ll come back on the show and give you my opinion. But I’m highly skeptical of that.

Host: All right.

Host: We have a few more Bitcoin questions to close off. And then uh I think that’ll wrap up our discussion.

Host: Cool.

Host: The next one needs a little imagination. So we all know that Bitcoin has this 21 million cap. And it’s protected by this decentralized consensus. Uh, the users miners nodes, developers and no single group can change a rule, right? But let’s imagine this world. Is there any possibility, any possibility that if governments or big institutions, they hold more and more bitcoins and they somehow use the reason of national security reasons, or they just somehow join forces and pressure miners, majority of nodes and exchanges, could they actually push through a change to the total supply? I can’t pinpoint why anybody would do that, but I just want to know if there is a slight chance.

Jack Mallers Uh, no. So the way Bitcoin works is the rules are enforced by anyone that wants to download and run them. And so it actually would be fairly difficult, if not impossible for even if Trump were to come out and say turn all those off, you know, what are we going to I mean, he’d have to you’d have to go in every individual home, find every individual device that decided to download and run this software to actually change the rules. What we’ve seen is when people change the rules in Bitcoin, they just create different versions of Bitcoin. So there’s you’ve probably heard of Bitcoin cash Bitcoin blue Bitcoin wood Bitcoin Sky. And these are just versions of Bitcoin where someone wanted to change the rules to maybe benefit themselves. And those things actually trend towards zero. The value is in an apolitical neutral money. And so by even trying to change the rules you destruct the very value of the network. So I’ll say that to your other point though of why someone would want to do that. There’s actually game theory design in Bitcoin where you’re incentivized to act in the best interest of the asset.

Jack Mallers: You know, people often say, what if a nation state accumulates so much energy where they want a 51% attack? Bitcoin. We’ve actually seen governments and nation states actually instead of 51% attacking Bitcoin, they just start mining bitcoin because, you know, it’s a way better idea than double spending my transaction when I bought pizza. Just mining a ton of bitcoin because it’s valuable. So there’s actually a game theoretical element to Bitcoin where you’re incented to act in its best interest because you get paid to like, why would you destroy a $2 trillion network instead of just buy it and grow it to 4 trillion, right? Why would you attack a network by double spending one random transaction, instead of using all this energy that your country has access to, and just mining a ton of it and paying off your debt? So you’re right in that it’s very counterintuitive to find the incentive structure for someone to attack Bitcoin because it’s in their benefit to adopt it. And even if they were to attack it, it’s very unclear to me how they could do that successfully at any scale.

Host: What’s a belief that you had about Bitcoin from your earliest days that you completely outgrown?

Jack Mallers Oh man, I. Uh, you know for me Bitcoin has been an education vehicle for money more broadly. Uh, and uh, maybe my belief and initially what I thought maybe made Bitcoin valuable. And I saw Bitcoin as a competitor to PayPal. And when I realized that Bitcoin is competing in the free market of storing humans time and energy and allowing us to exchange and price our collective efforts, um, and just what money as a technology has brought to humanity, allowing us to hyper specialize and exceed something like barter? Um, that is something that when I was an 18 year old kid and getting into Bitcoin, I had no idea, uh, the profoundness of money and how important a hard money was to a functioning society, which now it’s a guiding principle and day to day decisions I make about myself. So I would say my understanding of money Bitcoin. I owe that to Bitcoin for sure.

Host: My last question to you Jack. And we’ll close it off here. Are you still buying your pizzas with Bitcoin.

Jack Mallers: So what I do is, uh, and I encourage everyone to just try and understand this concept and it might apply to you and be interesting. I spend my entire life on credit cards, which is an interesting product because I get to spend dollars without having to own them, right? Banks effectively give me a 30 day line of credit for free, and then I use Strike to take a loan against my bitcoin and bill pay to pay off the credit cards. So I actually just keep acquiring bitcoin with my paychecks. And whether I’m borrowing against the bitcoin to get dollars or I’m actually paying the bills with Strikes bill pay service, then I’m never owning dollars. I my visa and Mastercard, they’re accepted everywhere. So it’s not like my quality of life gets lower or lessen because I can only shop at Bitcoin coffee shop. So I run around with my credit cards. I spend on a free line of credit from banks, and I just stack bitcoin and, uh, enjoy life.

Host: But you’re still effectively.

Host: Buying your pizza with fiat because you’re using credit card. But if somebody were to offer you, let’s say, a slice of pizza and say it’s worth 0.00, whatever the case may be. Bitcoin, would you would you do it? Would you exchange Bitcoin for a consumable good in 2025?

Jack Mallers: I’m a supporter. I’m a supporter of the network. But I think what you’re asking is would I spend bitcoin as opposed to dollars. Yeah.

Host: Would you spend.

Host: Good money let’s say for a consumable depreciating good.

Jack Mallers: No of course not. I mean the the game is you know, hoard the better money get rid of the weaker money. And I think there’s just been a guiding principle that since Bitcoin has existed, if you’ve saved in Bitcoin looking at historical data, your life has gotten cheaper. I actually was on a podcast not too long ago. A median home in the US was 1.8 million bitcoins, 1.8 million bitcoin. So you’d have to have two Satoshi stacks of bitcoin to get a median home in the US in 2011. And now a median host house today in the United States is 4.7 Bitcoin. So obviously if you’re saving in a harder money than the life around you has historically gotten cheaper. And if you’re saving in a money that’s increasingly abundant, like fiat, your life has has gotten more expensive. Obviously, the median home in America has gone up in US dollar terms. So no, I hoard the hard money and I spend the abundant inflated money.

Host: Well, that.

Host: Was a great, uh, great wrap. So I look forward to having pizza with you in Vegas.

Host: Yes.

Host: Buddy and I.

Host: Both.

Host: Um, will be covering the BTC Vegas and you’ll be a speaker. So tell us where we can find you and follow you in the interim.

Jack Mallers Yeah. So Strike is. Strike me. That’s our website at Twenty One is XXI dot money. So you can go find more information about the businesses there. And Jack Mallers is my real name. I am not hiding behind a pseudonym. So, um, all my profiles are Jack Mallers and, uh, and I’ll see everyone on the internet.

Host: Okay, great. Thank you very much.

Host: Thank you.

Jack Mallers Thank you both.

Host: We’ll see you next time.

Host: See ya.

On May 5, 2025, Mr. Mallers made the following communications on his X account regarding the above podcast interview.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.